Exhibit 21.1

Subsidiaries of the Registrant

At the time of this offering, the following entities will become subsidiaries of Och-Ziff Capital Management Group, LLC:

Name	Jurisdiction of Incorporation or Organization
Och-Ziff Holding Corporation	Delaware
Och-Ziff Holding LLC	Delaware
Och-Ziff GP LLC	Delaware
OZ Management LP	Delaware
OZ Advisors LP	Delaware
OZ Advisors II LP	Delaware
OZ Global Special Investments, L.P.	Delaware
OZ Domestic Partners, L.P.	Delaware